Exhibit 99.257

Nextech AR Signs Polycom Deal

Vancouver B.C., Canada – January 15, 2021 – Nextech AR Solutions (Nextech) (OTCQB: NEXCF) (NEO: NTAR) (FSE: N29), a leading provider of augmented reality (AR) and virtual experience technologies (VXT) and services for 3D ads, eCommerce, education, conferences and events has signed a renewal agreement with Polycom, with an initial value of $470,000 for a six month term and the potential for additional revenue after the six months.

Evan Gappelberg, CEO of Nextech comments, “With these larger contracts renewing and our new focus on annual or multi-year enterprise sales, we are on the path to our stated goal of $50-60million in revenue for 2021. Having a diversified portfolio of product offerings in AR, virtual experience platforms, AR eCommerce, and 3D advertising, positions our business to benefit from the rapidly rising global demand for the technology that we are selling.” He continues, “2021 has started off very strong for us and I expect we will be landing our first multi-year seven figure deals soon.”

About Polycom

Headquartered in San Jose and Santa Cruz, California, Poly has more than 6,500 employees working in 75 offices located in 35 different countries. The company has more than 1,500 patents in force worldwide. Poly has $2billion in annual revenue and 90% of Fortune 500 companies rely on Poly products and services.

Nextech AR Q4 Key Highlights

●	Record Q4 2020 Total Bookings of $7.3 million, +275% growth over the same period last year

●	CEO Evan Gappelberg purchased 250,000 shares. This purchase brings his 2020 purchased shares to 1,279,885 common shares of Nextech.

●	Announced the launch of its ground-breaking “Genie in a Bottle” human hologram AR marketing platform and new eCommerce store for its TruLyfe brand of human supplements.

●	Company graduated from the CSE and received approval to list its common shares with the NEO Exchange (“NEO”) senior exchange.

●	Announced that it is expanding its services into the Asia-Pacific market after establishing a presence in Singapore. To support this expansion, Nextech has hired Yau Boon Lim, a technology industry veteran with over 25 years’ experience in strategy, planning, marketing, operations, and business management for various industries in the Asia Pacific market. Lim has held leadership positions within global enterprise technology companies, driving marketing and strategies for blue chip global tech companies, including IBM where he led marketing management, Motorola where he was Head of Strategy and Planning, and SAP where he was Vice President of Marketing for the Asia Pacific market. Lim is based out of Singapore.

●	Coex chooses Nextech as its hybrid virtual event platform partner. Coex is a global leader in Meetings, Incentives, Conferences & Events (MICE); it hosts over 200 exhibitions and 3,000 meetings & events in-house each year in Korea at the Coex convention and exhibition center. Coex also organizes numerous exhibitions throughout Korea and abroad, with international reach in Vietnam, Indonesia, and China.

●	Achieved a record-breaking 315% increase in Black Friday sales year-over-year across its AR eCommerce platform. With 2020 being a year dominated by Coronavirus, shoppers have shown that they will embrace the convenience and safety of online shopping more than ever.

●	The Canadian Society of Nephrology (CSN) has chosen Nextech AR’s Virtual Experience Platform (VXP) to host its 2021 Annual General Meeting, taking place May 10th to 13th.

●	Launched a new collaborative streaming solution with AI and AR enhancements, that integrates with its existing Virtual Experience Platform (VXP) and its ARitize SaaS offerings.

●	Appointed Dr. David Cramb to its Board of Directors bringing its board to five members. Having this fifth board member allows the company to meet one of the NASDAQ requirements to qualify for its uplisting, which is in progress.

●	Selected by TEDx Malmö for its first ever virtual event held on December 12, 2020 in Sweden.

●	A virtual concert featuring Grammy-nominated artist and member of Migos, Offset, in collaboration with the AXR+EXP concert series. The event was hosted via Nextech’s newly acquired AiRShow app.

●	The United Nations Educational, Scientific and Cultural Organization (UNESCO) chose Nextech’s Virtual Experience Platform (VXP) for its “High-Level Futures Literacy Summit.”

●	Restaurants Canada chose Nextech’s Virtual Experience Platform (VXP) platform to transform the 2021 RC Show, taking place February 28 to March 3, 2021, into a completely virtual experience. This is Canada’s largest foodservice and hospitality event, the RC Show, showcases cutting-edge products, pioneering people, and transformative ideas.

About Nextech AR

Nextech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

Virtual Experience Platform (VXP): An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With Nextech’s VXP having augmented reality, AI, end-to-end encryption, and built-in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. Nextech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its ARitize white label app, its ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of Nextech AR Solutions Corp.

“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.